SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(k) PLAN

Table of Contents

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits, December 31, 2014 and 2013		2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2014 and 2013		3

Notes to Financial Statements		4

Schedule:

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2014		12

Exhibit:

Exhibit 23.1

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

SAP America, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 29, 2015

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets:
Investments, at fair value	$2,965,225,353	$2,551,058,869

Receivables:
Notes receivable from participants	26,657,646	25,911,827
Employer contributions	11,419,259	11,264,488
Participant contributions	3,242,241	3,308,723
Other receivables	—	14,716

Total receivables	41,319,146	40,499,754

Liabilities:
Other liabilities	—	88,015

Net assets, reflecting investments at fair value	3,006,544,499	2,591,470,608

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,988,703)	(4,479,262)

Net assets available for benefits	$3,001,555,796	$2,586,991,346

See accompanying notes to financial statements.

2

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$92,632,269	$350,096,778
Interest and dividend income	115,229,185	86,143,589

Total investment income	207,861,454	436,240,367

Contributions:
Employer	69,801,877	66,201,131
Participant	141,910,848	127,984,513
Rollovers	177,797,578	301,302,128

Total contributions	389,510,303	495,487,772

Total additions	597,371,757	931,728,139

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	182,042,694	102,918,620
Administrative expenses	764,613	497,129

Total deductions	182,807,307	103,415,749

Net increase	414,564,450	828,312,390

Net assets available for benefits:
Beginning of year	2,586,991,346	1,758,678,956

End of year	$3,001,555,796	$2,586,991,346

See accompanying notes to financial statements.

3

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Government Support and Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., Sybase, Inc., and Ariba, Inc. (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP SE (the Parent Company or SAP).

(b)	Contributions

Participants may contribute a portion of their eligible annual compensation, as defined by the Plan, not to exceed $17,500 for 2014 and 2013. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, one money market fund, the Parent Company’s ADR Stock Fund and 14 common collective trusts as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. During 2014 and 2013, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $245,000 in 2014 and 2013. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant and paid on a quarterly basis.

The Company provides additional employer contributions for certain employees who were participants of the Company’s pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual Internal Revenue Service (IRS) compensation and contribution limits.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2014 or 2013. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

4	(Continued)

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who may no longer make pre-tax contributions because of limitations imposed by the Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $5,500 for 2014 and 2013.

Assets of $157,236,322 and $284,682,213 in 2014 and 2013, respectively, were transferred into the Plan due to various acquisitions and are included in Rollovers on the Statements of Changes in Net Assets Available for Benefits.

(c)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant are credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(e)	Forfeitures

Forfeitures are first applied to pay administrative expenses and then to offset required employer contributions. For the years ended December 31, 2014 and 2013, forfeitures of $1,201,458 and $715,337, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $1,025,777 and $1,420,390, respectively.

(f)	Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in the participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates, which are based upon the prevailing commercial lending rates charged by professional lenders for similarly secured personal loans. The rate currently set by the Plan Administrator is the prime interest rate plus 1% and is adjusted for new loans weekly. During the term of the loan, the rate is fixed. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant. Principal and interest is paid through payroll deductions. As of December 31, 2014, the interest rates on participant notes range from 3.25% to 10.50%.

(g)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1⁄2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1⁄2 years. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

5	(Continued)

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of the Vanguard Retirement Savings Trust (VRST), which is a common collective trust fund that is fully invested in contracts deemed to be fully benefit-responsive, and stated at contract value. The contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the VRST at fair value, with a corresponding adjustment to reflect the investment at contract value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The remaining Vanguard Common Collective trusts are valued based on their underlying securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the investment contracts at fair value with the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

6	(Continued)

The investment in the VRST includes fully benefit-responsive investments stated at fair value. Contract value is equal to total cost of the investment (amount paid at time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the VRST were 2.30% and 1.89%, respectively, for 2014 and 1.98% and 1.56%, respectively, for 2013. The crediting interest rate is based on a formula agreed upon with the issuer, updated quarterly, with no minimum crediting interest rate. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

(g)	Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued updated guidance on the disclosure requirements for certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient as defined in Accounting Standards Codification (ASC) Topic 820. The new guidance removes the requirement to categorize such investments within the fair value hierarchy. This guidance will be effective for the Plan for the fiscal year ended December 31, 2015. The Company does not expect this requirement to significantly change its current fair value disclosures.

(3)	Fair Value Measurements

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds, common stocks and brokerage option.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

7	(Continued)

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered Investment Companies: Mutual funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers Automated Quotations.

SAP ADR Stock Fund: The stock fund includes the Parent Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Vanguard Brokerage Option: Equities are valued at last quoted sales price as of the close of business. Such securities not traded as of the close of business are valued at the last quoted bid prices.

Common Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2014. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Vanguard Wellington Fund	$911,914,081	$—	$—	$911,914,081
U.S. Equity Funds	461,984,701	—	—	461,984,701
Vanguard Institutional Index Fund	334,250,020	—	—	334,250,020
International Equity Funds	319,897,306	—	—	319,897,306
Bond Funds	173,367,156	—	—	173,367,156
Money Market Fund	1,782,154	—	—	1,782,154
SAP ADR Stock Fund	36,088,625	—	—	36,088,625
Vanguard Brokerage Option	18,443,826	—	—	18,443,826
Common Collective Trust Funds	—	707,497,484	—	707,497,484

Total investments measured at fair value	$2,257,727,869	$707,497,484	$—	$2,965,225,353

8	(Continued)

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2013. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Vanguard Wellington Fund	$757,092,962	$—	$—	$757,092,962
U.S. Equity Funds	518,325,100	—	—	518,325,100
International Equity Funds	300,799,729	—	—	300,799,729
Vanguard Institutional Index Fund	273,266,199	—	—	273,266,199
Vanguard Total Bond Market Index Fund	127,618,404	—	—	127,618,404
Money Market Fund	1,587,048	—	—	1,587,048
SAP ADR Stock Fund	43,956,093	—	—	43,956,093
Vanguard Brokerage Option	9,936,388	—	—	9,936,388
Common Collective Trust Funds	—	518,476,946	—	518,476,946

Total investments measured at fair value	$2,032,581,923	$518,476,946	$—	$2,551,058,869

At December 31, 2014, the Plan had $169,090,789 of investments in alternative investment funds which are reported at fair value and had concluded that the net asset value reported by the underlying funds approximates the fair value of the investments. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2014		2013

Vanguard Wellington Fund	$911,914,081		$757,092,962
Vanguard Institutional Index Fund	334,250,020		273,266,199
Vanguard Retirement Savings Trust	169,090,789		169,158,014
Vanguard International Growth Fund	—	*	146,744,908
Vanguard Total Bond Market Index Fund	156,614,349		—	*
Vanguard Strategic Equity Fund	155,809,695		—	*

*	Balance does not exceed 5% or more of the Plan’s net assets.

9	(Continued)

During 2014 and 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2014	2013

Mutual Funds	$67,271,372	$292,148,204
SAP ADR Stock Fund	(8,799,205)	3,881,364
Common Collective Trust Funds	34,160,102	54,067,210

	$92,632,269	$350,096,778

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds, stocks or common collective trust funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(7)	Tax Status

On February 13, 2014, the IRS issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2006, remains in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been amended since January 1, 2006; however, the Plan Administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with applicable provisions of the Code and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10	(Continued)

(9)	Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2014	2013

Net assets available for benefits per the financial statements	$3,001,555,796	$2,586,991,346
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,988,703	4,479,262

Net assets available for benefits per the Form 5500	$3,006,544,499	$2,591,470,608

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500.

For the year ended December 31, 2014

Net increase in assets available for benefits per the financial statements	$414,564,450
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,988,703
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investments contracts	(4,479,262)

Investment income per the Form 5500	$415,073,891

(10)	Subsequent Events

On January 1, 2015, the 401(k) plans for SuccessFactors, Inc., SeeWhy, Inc. and Hybris Corporation were liquidated. Employees who participated in these plans chose to rollover contributions to the Plan of $87,918,276, $241,163 and $3,362,497, respectively.

11

Schedule 1

SAP AMERICA, INC.

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor, or similar party			Description of investment and notes receivable	Current value
(*)		Vanguard Funds:
		Wellington	Registered investment company	$911,914,081
		Institutional Index	Registered investment company	334,250,020
		Total Bond Market Index	Registered investment company	156,614,349
		Strategic Equity	Registered investment company	155,809,695
		Windsor II	Registered investment company	135,340,629
		International Growth	Registered investment company	132,971,155
		Explorer	Registered investment company	103,511,603
		Global Equity	Registered investment company	95,305,301
		Total International Stock Index	Registered investment company	72,454,271
		Extended Market Index	Registered investment company	56,443,609
		Emerging Markets Stock Index	Registered investment company	19,166,579
		Small-Cap Index	Registered investment company	4,574,018
		PIMCO Income Fund	Registered investment company	9,048,608
		Wells Fargo Advantage Special	Registered investment company	3,414,341
		Metropolitan West Total Return	Registered investment company	3,101,508
		Federated Inst. High Yield Bond	Registered investment company	2,303,470
		Templeton Global Bond	Registered investment company	2,299,221
		AllianceBernstein Discovery Growth	Registered investment company	1,481,980
		TARGET Small Capitalization Value	Registered investment company	1,408,826
(*)		Vanguard Trusts:
	(**)	Retirement Savings	Common collective trust	169,090,789
		Target Retirement 2035	Common collective trust	85,142,939
		Target Retirement 2030	Common collective trust	83,076,102
		Target Retirement 2025	Common collective trust	69,378,252
		Target Retirement 2020	Common collective trust	49,867,769
		Target Retirement 2040	Common collective trust	46,328,386
		Target Retirement 2015	Common collective trust	23,412,909
		Target Retirement 2045	Common collective trust	20,417,368
		Target Retirement 2050	Common collective trust	11,620,560
		Target Retirement Income	Common collective trust	11,456,825
		Target Retirement 2010	Common collective trust	5,864,380
		Target Retirement 2055	Common collective trust	4,379,957
		Target Retirement 2060	Common collective trust	1,350,829
		TRP Blue Chip Growth T2	Common collective trust	126,110,419
(*)		Vanguard Brokerage Option	Vanguard brokerage option	18,443,826
(*)		Vanguard Prime Money Market Fund	Interest-bearing cash account	1,782,154
(*)		SAP ADR Stock Fund	American depository receipts	36,088,625

		Total Investments at fair value		2,965,225,353
(*)	(***)	Notes receivable from participants	Notes receivable bearing interest at rates ranging from 3.25% to 10.50% due through the year 2027	26,657,646

				$2,991,882,999

(*)	Denotes party-in-interest.
(**)	Represents the fair value. The contract value as of December 31, 2014 was $164,102,086 for the Vanguard Retirement Savings Trust.
(***)	Current value represents unpaid principal balance plus any accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm

12

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Johnna Seal
Johnna Seal
Plan Administrator

Date: June 29, 2015

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2